Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BN4HT335

Issuer Name
INDIVIOR PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Societe Generale

City of registered office (if applicable)
London

Country of registered office (if applicable)
United Kingdom

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
12-Apr-2024

6. Date on which Issuer notified
15-Apr-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.776900	0.000100	4.777000	6481414
Position of previous notification (if applicable)	5.768700	0.000100	5.768800

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335	6481341		4.776900
Sub Total 8.A	6481341		4.776900%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Contract for Difference			Cash	73	0.000100
Sub Total 8.B2				73	0.000100%

9. Information in relation to the person subject to the notification obligation
1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
15-Apr-2024

13. Place Of Completion
London, United Kingdom